FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from May 1, 2024 to May 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 13, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from May 1, 2024 to May 31, 2024 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on June 13, 2024]

Class of Shares: Common Stock

1.	Status of repurchase
(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of May 31, 2024

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (January 31, 2024) (Period of repurchase: from February 16, 2024 to September 30, 2024 (excluding the ten business days following the announcement of each quarterly financial results))		125,000,000	100,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) May 16 May 17 May 20 May 21 May 22 May 23 May 24 May 27 May 28 May 29 May 30 May 31	2,004,500 1,680,000 1,950,700 1,950,700 1,950,000 1,888,200 1,760,000 1,799,500 1,927,900 1,927,000 1,927,900 1,578,700	1,813,859,250 1,530,957,500 1,779,223,160 1,768,998,510 1,796,788,770 1,763,335,580 1,637,700,200 1,688,399,260 1,806,632,390 1,811,743,050 1,758,925,230 1,478,772,890

Total	—	22,345,100	20,635,335,790

Aggregate shares repurchased as of the end of this reporting month		105,143,500	95,519,689,540

Progress of share repurchase (%)		84.1	95.5

2.	Status of disposition

as of May 31, 2024

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date) —	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange, share delivery or demerger	(Date) —	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) May 22	75	66,562

Subtotal	—	75	66,562

Other (exercise of stock acquisition rights)	(Date) May 1 May 2 May 7 May 8 May 9 May 14 May 15 May 16 May 17 May 20 May 21 May 23 May 24 May 27 May 28 May 29 May 30 May 31	23,400 21,200 9,000 74,400 61,300 9,000 4,100 4,000 2,000 13,000 3,000 1,000 21,000 16,000 10,000 50,500 40,000 55,000	11,207,400 6,518,200 5,490,000 4,633,400 17,742,300 5,934,000 576,100 2,736,000 1,257,000 8,324,000 1,716,000 683,000 13,122,000 9,818,000 6,830,000 32,549,000 25,877,000 35,345,000

Subtotal	—	417,900	190,358,400

Other (delivery of shares under Restricted Stock Units plan)	(Date) May 1	45,870,222	23,178,942,401

Subtotal	—	45,870,222	23,178,942,401

Total	—	46,288,197	23,369,367,363

3.	Status of shares held in treasury

as of May 31, 2024

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,163,562,601
Number of shares held in treasury	204,663,926

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on or before May 31, 2024.